Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Dice Inc.	Delaware

JobsintheMoney.com, Inc.	Delaware

eFinancialGroup Limited	United Kingdom

eFinancialCareers Limited	United Kingdom

Dice Career Solutions, Inc.	Delaware

MeasureUp, Inc.	Georgia

Dice India Holdings, Inc.	Delaware

EW Knowledge Products, Inc.	Florida

CyberMedia Dice Careers Limited (Joint Venture)	Registered in India

Hay Holdings Limited	British Virgin Islands

eFinancial Careers Pte. Ltd.	Singapore

eFinancialCareers (Australia) Pty Limited	Australia